Securities and Exchange
MAR 05 2018
RECEIVED

18006404

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Automated Equity Finance Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 10th Floor Suite 1020
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Paul Nigrelli (212) 901-2228
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Nigrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Automated Equity Finance Markets, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Iclia Helen Lee
Notary Public State of New York
New York County
2/5/2022
02LE6370433

Notary Public

signed 4/16/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

AUTOMATED EQUITY FINANCE MARKETS, INC.

December 31, 2017

AUTOMATED EQUITY FINANCE MARKETS, INC.

TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Automated Equity Finance Markets, Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2009.

New York, New York
February 28, 2018

AUTOMATED EQUITY FINANCE MARKETS, INC.
Statement of Financial Condition
As of December 31, 2017

ASSETS	
Cash	$ 481,130
Accounts receivable	147,689
Due from affiliates	27,951
Total assets	$ 656,770
LIABILITIES AND STOCKHOLDER'S EQUITY	
Deferred revenue	$ 15,000
Other liabilities	47,935
Total liabilities	62,935
STOCKHOLDER'S EQUITY	
Common stock, $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding	
Additional paid-in capital	73,511,573
Accumulated deficit	(72,917,738)
Total stockholder's equity	593,835
Total liabilities and stockholder's equity	$ 656,770

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). During the year, the Company's former parent, PDQ, Inc. (the "Former Parent") entered into an Asset Purchase Agreement (the "APA") with EquiLend Clearing LLC whereby it exchanged substantially all of its assets, including the shares of its wholly-owned subsidiaries to EquiLend Clearing LLC (the "Parent") for cash. EquiLend Clearing LLC is a newly formed entity for purposes of this asset purchase and became the new parent of the Company. The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing ("ECS"), which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC, the ultimate parent of the Company, has developed a global platform for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of EquiLend Holdings LLC include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., DataLend LLC and EquiLend Clearing LLC.

The Company maintains an office in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company has cash with major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year the cash balance may have exceeded the FDIC limit. As of December 31, 2017, the cash balance held at the financial institution exceeded the federally insured amount by $231,130.

Deferred Revenue

ECS members pay an annual subscription fee to be able to transact on the system, which is recognized on a straight-line basis over a 12-month period. Unamortized subscription fee balances are recorded as deferred revenue. Transaction and user access fees are invoiced and recognized based on members' monthly activity on ECS.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arise from subscriptions, transactions and user access fees. The Company has not placed a reserve on its accounts receivable balance as it believes that all of its accounts receivable will be collected.

Income Taxes

The Company files federal, state and local income tax returns. The Company determines its provision for income taxes based on its own federal, state and local income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is

established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE FROM OCC

The Company's receivable from OCC amounted to $105,881 at December 31, 2017 and was included in accounts receivable on the Statement of Financial Condition. The Company collected the full amount in January 2018.

4. CAPITAL CONTRIBUTIONS BY THE PARENT

During the year, the Parent made capital contributions of $470,000 through the forgiveness of payables to the Parent.

5. LIQUIDITY

The Company's new Parent has agreed to provide the necessary funding to mitigate any expected cash deficits in order for the Company to meet its obligations. The funding by the Parent will continue until the Company receives sufficient cash proceeds to meet its ongoing operating costs.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2017, the Company's net capital was $418,195 which was 413,195 in excess of its required level and the Company was in compliance with all other capital ratio requirements.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule as it does not hold customer funds or safekeep customer securities.

7. EXPENSE SHARING AGREEMENT WITH PARENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement.

8. INCOME TAXES

The Company files federal, state and local income tax returns. The Company determines its provision for income taxes based on its own federal, state and local income tax returns. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2017, the Company had no uncertain tax positions that have a material impact on the financial statements for the year ended December 31, 2017 and any other open years. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to September 30, 2014.

The Company had net operating loss carryforwards at December 31, 2017 of approximately $1,729,000 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The Company's deferred tax assets at December 31, 2017 is approximately $1,556,000, primarily related to the net operating loss carryforward for which the Company recorded a full valuation allowance as it is not more likely than not that the deferred tax asset will be realized. The net operating loss carryforward will begin to expire in 2036.

On December 22, 2017, H.R.1, known as the "Tax Cuts and Jobs Act," was signed into law. The Tax Cuts and Jobs Act amends the Internal Revenue Code to reduce tax rates, credits, and deductions for individuals and businesses. For businesses, the Tax Cuts and Jobs Act permanently lowers the corporate tax rate to 21% from the existing maximum rate of 35%, effective for tax years including or commencing January 1, 2018. As a result of the reduction of the corporate tax rate to 21%, U.S. generally accepted accounting principles require companies to re-value their deferred tax assets and liabilities as of the date of enactment, with resulting tax effects accounted for in the reporting period of enactment. The Company incurred a one-time increase to income tax expense of $608,000 related to the revaluation of its net deferred tax asset, which was offset fully by an income tax benefit of the same amount due to a corresponding adjustment to the valuation allowance. There were no other provisions as a result of the Tax Cuts and Jobs Act which materially impacted the Company's financial statements as of December 31, 2017.

9. RELATED PARTIES

Of the revenue earned, $299,720 has been earned from members or affiliates of members of the ultimate parent. Accounts receivable included $41,121 owed to the Company by members or affiliates of members of the ultimate parent.

Cash consists of $481,130 at one financial institution in multiple bank accounts with an affiliate of a member of the ultimate parent. As of December 31, 2017, the Parent owed the Company $27,951. These balances are included in the due from affiliates balance on the Statement of Financial Condition.

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through the date that the financial statement was issued, and has determined that there are no material events that would require disclosure in the Company's financial statement.